Filed by Bank of America Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Act of 1934

Subject Company: Countrywide Financial Corporation
Commission File No. 001-8422
June 10, 2008
Dear Stockholder:
According to our latest records, we have not yet received your proxy for the important special meeting of stockholders of Countrywide Financial Corporation to be held on June 25, 2008. Your Board of Directors unanimously recommends that stockholders vote FOR both proposals on the agenda.
We urge you to vote FOR the Bank of America transaction today. If the Bank of America transaction is consummated, you will receive .1822 of a share of Bank of America stock in exchange for each share of Countrywide you own. On the other hand, if the Bank of America transaction is not consummated, it could materially impact the value of your Countrywide shares. Additionally, since approval of the Bank of America transaction requires the approval of a majority of Countrywide’s outstanding shares, your vote is important, no matter how many or how few shares you own. Please vote today—by telephone, via the Internet, or by signing, dating and returning your proxy card in the enclosed envelope.
Thank you for your cooperation.
Very truly yours,
The Board of Directors
REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at (877) 750-9499.

Additional Information About this Transaction
In connection with the proposed merger, Bank of America has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Countrywide that also constitutes a prospectus of Bank of America. Countrywide has mailed the proxy statement/prospectus to its stockholders. Bank of America and Countrywide urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Countrywide’s website (www.countrywide.com) under the tab “Investor Relations” and then under the heading “SEC & other filings.”
Bank of America, Countrywide and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Countrywide stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Countrywide stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Countrywide’s executive officers and directors in Amendment No. 1 to its Annual Report on Form 10-K/A filed with the SEC on April 24, 2008. You can obtain free copies of these documents from Bank of America and Countrywide using the contact information above.